Goal Acquisitions Corp.

12600 Hill Country Blvd Building R, Suite 275

Bee Cave, TX 78738

Via EDGAR

September 12, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C., 20549

Attention: William Demarest and Kristina Marrone

Re: Goal Acquisitions Corp.

Form 10-K for the year ended December 31, 2023 Filed April 16, 2024

File No. 001-40026

Dear Mr. Demarest and Ms. Marrone:

This letter is being furnished on behalf of Goal Acquisitions Corp. (the “Company,” “we,” “us” or “our”) in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated September 10, 2024, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 that was filed with the Commission on April 16, 2024 (File No. 001-40023) (the “2023 Form 10-K”).

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the comment letter, and to facilitate your review, the Company has reproduced the text of the Staff’s comments in italicized print below. Unless otherwise noted, references in this letter to page numbers and section headings refer to page numbers and section headings in the 2023 Form 10-K, as indicated.

Form 10-K for the year ended December 31, 2023

Note 1 - Organization, Business Operations and Going Concern Initial Business Combination, page F-7

1.	We note your disclosure on page F-8, and throughout the filing, that you will proceed with a Business Combination if you have net tangible assets of at least $5,000,001 immediately prior to or upon such consummation of a Business Combination. It appears that your net tangible assets as of December 31, 2023 and March 31, 2024 are less than $5,000,001. Please tell us, and disclose in future filings, how you plan to address any shortfall.

Response: The Company respectfully acknowledges the staff’s comment and has revised the June 30, 2024 Form 10-Q to include this requested information.

General

2.	We note that you filed a Form 12b-25 on August 15, 2024, and that it is now past the fifth calendar day following the prescribed due date of your June 30, 2024 Form 10-Q. Please tell us when you plan to file your delinquent quarterly Exchange Act report.

Response: The Company respectfully acknowledges the staff’s comment and intends to submit the June 30,2024 10-Q no later than September 12, 2024.

We appreciate the Staff’s time and attention, and we hope that the foregoing has been responsive to the Staff’s comment. If you have any further questions or need any additional information, please feel free to contact the undersigned at bill@goalacquisitions.com at your convenience.

Sincerely,

/s/ William T. Duffy
William T. Duffy
Chief Financial Officer